HOLLAND & HART LLP

Michael L. Weiner
Phone (303) 295-8526
Fax (303) 672-6511
mweiner@hollandhart.com

June 13, 2005

VIA OVERNIGHT DELIVERY

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: AmerAlia, Inc.
Form 10-KSB for year ended June 30, 2004
Form 10QSB for quarter ending September 30, 2004
Form 10QSB for quarter ending December 31, 2004
File No. 0-15474

Dear Mr. Schwall:

Enclosed please find the supplemental materials to the response of AmerAlia, Inc. filed with the Securities and Exchange Commission on June 3, 2005. The materials are:

1. The report entitled "Geologic Framework of Federal Sodium Lease C-0118326, Piceance Creek Basin, Colorado" prepared Rex D. Cole, Ph.D. Consulting Geologist, Grand Junction, Colorado in March 1983; and

2. An article entitled "Review of Geology, Mineral Resources, and Ground-Water Hydrology of the Green River Formation, North-Central Piceance Creek Basin, Colorado" by R.D. Cole, G.J. Daub and L.K. Weston published by the Grand Junction Geological Society, Grand Junction, Colorado, 1995.

I have also enclosed a copy of AmerAlia, Inc.'s correspondence letter from June 3, 2005.

Please feel free to call me at 303 296-8526 with any questions or comments.

Sincerely,

Mike Weiner

Michael L. Weiner

MLW:dlm
cc: Robert van Mourik

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